Artisan Partners Funds, Inc.

1940 Act File No. 811-8932

Report on Form N-SAR for the period ended March 31, 2012

Sub-Item 77E:       Legal Proceedings

In June 2011, a complaint entitled Reso v Artisan Partners Limited Partnership was filed in the U.S. District Court for the Northern District of California alleging among other things that Artisan Partners breached its fiduciary duty by charging excessive management fees to Artisan International Fund, Artisan International Value Fund and Artisan Mid Cap Value Fund in violation of Section 36(b) of the 1940 Act.  The case was subsequently transferred to the U.S. District Court for the Eastern District of Wisconsin.  The plaintiff seeks declaratory and injunctive relief, rescission and restitution, as well as an award of compensatory damages in an unspecified amount.  Artisan Partners believes the claims are without merit and is defending the case vigorously.